ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Lindsey Coffey
April 4, 2014	T +1 212 596 9821
F +1 646 728 2573
lindsey.coffey@ropesgray.com

Mr. Derek Newman

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of Schroder Series Trust (the “Trust”) (File Nos. 33-65632 and 811-7840) filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 14, 2014

Dear Mr. Newman:

This letter sets forth the responses of the Trust to comments you provided to me telephonically on March 24, 2014 regarding the Proxy Statement.  The Proxy Statement relates to Schroder Emerging Markets Multi-Sector Bond Fund, a series of the Trust (the “Fund”).

For convenience of reference, summaries of the staff’s comments are set forth below, and each is followed by our response.

General

1.              Please make the requested “Tandy” letter statements in your response to us, which should be filed as correspondence via Edgar.

On behalf of the Trust, we acknowledge that:

a.              the Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

b.              SEC staff comments or changes to disclosure in response to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to a filing; and

c.               the Trust may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Question and Answers (page 5)

1.              Please consider presenting the risk disclosure in a separate Question and Answer.

The Trust will delete the second paragraph under Question and Answer #2 and replace it with the following:

“3. IS THERE ADDITIONAL RISK INVOLVED WITH A NON-DIVERSIFIED FUND?

As a non-diversified fund, the Fund would be able to hold a smaller number of portfolio securities and/or invest in a smaller number of issuers than many other mutual funds. To the extent the Fund invests in a relatively small number of issuers, a decline in the market value of a particular security or a small number of securities held by the Fund may affect its value more than if it invested in a larger number of issuers.”

Proposal (page 7)

2.              The following disclosure appears on page 7: “In presenting this proposal to the Trustees, Schroders described for the Trustees the steps Schroders had implemented to monitor and control any additional risk to the Fund that may result from its non-diversified status.” Please expand this disclosure by discussing some of the steps the adviser proposed and the Trustees considered.  Please also consider softening the language.  For example, the Trust might change “and control any additional risk” to “attempt to mitigate any additional risk.”

The fifth paragraph on page 7 will be replaced with the following:

“This increased investment flexibility may, however, make the Fund more susceptible to economic, business, political or other factors affecting the particular issuers in which they invest because larger investments may have a greater effect on a non-diversified fund’s performance. Therefore, the Fund may be more exposed to the risks of loss and volatility from individual holdings than a fund that invests more broadly and is “diversified.” Schroders expects to monitor the credit quality, liquidity and potential volatility of the securities held in the portfolio closely in an attempt to mitigate the risks of reduced diversification. In addition, Schroders would typically expect to limit the Fund’s exposure to securities of any one non-governmental issuer and securities denominated in various local currencies to levels it considers prudent under the circumstances.”

* * * * *

We hope that the foregoing responses adequately address the staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.  Thank you for your efforts in reviewing the Proxy Statement.

Very truly yours,

/s/ Lindsey Coffey

Lindsey Coffey

cc:

Carin Muhlbaum, Esq.

Abby L. Ingber, Esq.

Timothy W. Diggins, Esq.